UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-38748

MOGU Inc.

Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road

Xihu District, Hangzhou, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K of MOGU Inc. (the “Company”) relates to the Company’s filing of an amendment (the “Form 20-F/A”) on July 3, 2019 to its annual report on Form 20-F for the fiscal year ended March 31, 2019 filed on June 28, 2019 (the “original Form 20-F”) to correct a clerical error in the original Form 20-F regarding the number of shares beneficially owned by Mr. Yibo Wei, a co-founder and director of the Company.

In the original Form 20-F, a clerical error was made in calculating the number of shares beneficially owned by Mr. Yibo Wei. There has been no change in Mr. Yibo Wei’s shareholding in the Company since its initial public offering and the original Form 20-F indicates otherwise. The Form 20-F/A corrects this clerical error. As a result, (i) both the number of Class A ordinary shares and total number of ordinary shares of the Company beneficially owned by Mr. Yibo Wei are changed to 107,643,285; (ii) the percentage of total ordinary shares of the Company beneficially owned by Mr. Yibo Wei is changed to 4.0% and the percentage of aggregate voting power of the Company beneficially owned by Mr. Yibo Wei is changed to 0.9%; (iii) the number of Class A ordinary shares beneficially owned by all directors and executive officers of the Company as a group is changed to 198,483,037 and the number of total ordinary shares beneficially owned by all directors and executive officers of the Company as a group is changed to 501,717,041; and (iv) the percentage of total ordinary shares beneficially owned by all directors and executive officers of the Company as a group is changed to 18.7% and the percentage of aggregate voting power beneficially owned by all directors and executive officers of the Company as a group is changed to 81.0%. Except for the above, the Form 20-F/A contains no changes to the original Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGU Inc.

By	:	/s/ Helen Ting Wu
Name	:	Helen Ting Wu
Title	:	Chief Financial Officer

Date: July 3, 2019